March 23, 2006

The Board of Directors
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa

**Registration Statement on Form F-3 of Securities (as defined below) of
AngloGold Ashanti Limited**

Ladies and Gentlemen:

We have acted as United States counsel for AngloGold Ashanti Limited, a public company incorporated and registered under the laws of the Republic of South Africa with registration number 1944/017354/06 (the "Company"), in connection with the registration statement on Form F-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the offering from time to time, as set forth in the prospectus (the "Prospectus") contained in the Registration Statement and as to be set forth in one or more supplements to the Prospectus (each such supplement, a "Prospectus Supplement") of the Company's (i) ordinary shares, par value ZAR 0.50 per share (the "Ordinary Shares"), to be issued by the Company in the form of ordinary shares or American Depositary Shares, (ii) debt securities (the "Debt Securities"), (iii) rights to purchase Ordinary Shares and (iv) warrants to purchase Ordinary Shares. The Debt Securities will be issued in one or more series pursuant to an indenture (the "Indenture") to be entered into between the Company and a trustee to be identified therein.

In that connection, we have reviewed originals or copies of the following documents:

(a)   The Registration Statement.

(b)   The Prospectus.

(c)   The form of the Indenture filed as an exhibit to the Registration Statement.

(d)   Originals or copies of such other corporate records of the Company, certificates of public officials and of officers of the Company and agreements and other documents as we have deemed necessary as a basis for the opinion expressed below.

In our review, we have assumed:

(a)   The genuineness of all signatures.

(b)   The authenticity of the originals of any documents submitted to us.

(c)   The conformity to authentic originals of any documents submitted to us as copies.

(d)   As to matters of fact, the truthfulness of the representations made in certificates of public officials and officers of the Company.

(e)   That the Indenture will be the legal, valid and binding obligation of each party thereto, other than the Company, enforceable against each such party in accordance with its terms and that the Indenture will be governed by and construed in accordance with the law of the State of New York.

(f)   That:

(i)   The Company is and will be an entity duly organized and validly existing under the laws of the Republic of South Africa.

(ii)   The Company has and will have power and authority (corporate or otherwise) to execute, deliver and perform, and will have duly executed and delivered, the Indenture.

(iii)   The execution, delivery and performance by the Company of the Indenture have been or will duly be authorized by all necessary action (corporate or otherwise) and do not and will not:

(A)   contravene its Memorandum and Articles of Association or other organizational documents;

(B)   except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it; or

(C)   result in any conflict with or breach of any agreement, document or instrument binding on it.

(iv)   Except with respect to Generally Applicable Law, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or (to the extent the same is required under any agreement or document binding on it) any other third party is required for the due execution, delivery or performance by the Company of the Indenture or, if any such authorization, approval, action, notice or filing is required, it has been or will be duly obtained, taken, given or made and is or will be in full force and effect.

We have not independently established the validity of the foregoing assumptions.

"Generally Applicable Law" means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Indenture or the transactions governed by the Indenture. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term "Generally Applicable Law" does not include any law, rule or regulation that is applicable to the Company, the Indenture or the transactions governed by the Indenture solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Indenture or any of its affiliates due to the specific assets or business of such party or such affiliate.

Based on the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that when (i) the registration requirements of the Securities Act have been complied with, (ii) the Indenture has been qualified under the United States Trust Indenture Act of 1939, as amended, (iii) the form or forms of the Debt Securities and the final terms thereof have been duly approved or established by appropriate corporate action taken by the Company and in accordance with the terms of the Indenture, and (iv) the Debt Securities have been duly executed by the Company, authenticated by the trustee, issued and delivered against payment therefor in accordance with such corporate action and the Indenture, the Debt Securities will be the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

Our opinion expressed above is subject to the following qualifications:

(a)   our opinion is subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally (including without limitation all laws relating to fraudulent transfers) and (ii) possible judicial action giving effect to governmental actions or foreign laws affecting creditors' rights;

(b)   our opinion above is also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law);

(c)   the enforcement of any rights to indemnity in the Indenture may be limited by federal and state securities laws and principles of public policy; and

(d)   our opinions are limited to Generally Applicable Law and we do not express any opinion herein concerning any other law.

This opinion letter is rendered to you in connection with the filing of the Registration Statement with the Securities and Exchange Commission. This opinion letter may not be relied upon by you for any other purpose without our prior written consent.

We hereby consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of our name where it appears in the Registration Statement. In giving this consent, we do not thereby concede that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter that might affect the opinions expressed herein.

Very truly yours,

/s/ Shearman & Sterling LLP

RP/MM/KK/BB
DB